AMENDMENT TO

INVESTMENT ADVISORY AGREEMENT

The following amendment, effective June 8, 2011, is made to the Investment Advisory Agreement, by and between Maxim Series Fund, Inc. (the “Fund”) and GW Capital Management, LLC (the “Adviser”), dated December 5, 1997, as amended, (the “Agreement”), and is hereby incorporated into and made a part of the Agreement.

1.	Article II, Section A is amended by adding the following:

As compensation for its services with respect to the Fund, the Adviser receives monthly compensation at the annual rate of 1.00% of the average daily net assets of the Maxim American Century Growth Portfolio and 1.10% of the average daily net assets of the Maxim Putnam Equity Income Portfolio.

2.	In the event of a conflict between the terms of this amendment and the Agreement, the terms of this amendment shall control.

3.	This amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

4.	Except as amended by this amendment, all other provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this amendment to be executed in their names and on their behalf by and through duly authorized officers.

GW CAPITAL MANAGEMENT, LLC
(d/b/a Maxim Capital Management, LLC)

Attest:	/s/ R.L. Logsdon	By:	/s/ S.M. Corbett
Name:	R.L. Logsdon	Name:	S.M. Corbett
Title:	Assistant Vice President, Counsel & Secretary	Title:	President & Chief Executive Officer

MAXIM SERIES FUND, INC.

Attest:	/s/ R.L. Logsdon	By:	/s/ M.C. Maiers
Name:	R.L. Logsdon	Name:	M.C. Maiers
Title:	Assistant Vice President, Counsel & Secretary	Title:	Chief Financial Officer, Treasurer & Investment Operations Compliance Officer